

Mail Stop 3561

September 10, 2015

Nathan Kroeker
Chief Executive Officer
Spark Energy, Inc.
2105 City West Blvd., Suite 100
Houston, Texas 77042

> **Re:** **Spark Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2015**
> **File No. 333-206391**

Dear Mr. Kroeker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale a significant amount of your Class A common stock, representing approximately 78% of your voting interests, on behalf of NuDevco Retail Holdings and NuDevco Retail, who appear to be your parents. Because of your relationship to the selling stockholders, this transaction may not be eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering under Rule 415(a)(1)(x). Refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations, located at our web-site. Accordingly, please identify the selling stockholders as underwriters and disclose that this is a primary offering. Alternatively, please advise us of your basis for determining that the transaction is eligible to be treated as a secondary transaction under Rule 415.

2. As a related matter, please tell us how you are eligible to conduct a primary offering on Form S-3. In this regard, it does not appear that you meet the transactional requirements of I.B.1. of Form S-3 because the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million during the 60 days prior to filing this registration statement. If you are relying on General Instruction I.B.6 of Form S-3, please include the information on your prospectus cover page that is required by Instruction 7 to General Instruction I.B.6. Alternatively, revise your offering to register the transaction on a form that you are eligible to use for a primary offering.

3. Please tell us why you believe it is appropriate to register this transaction at this time, as it appears that the primary offering of securities has not been completed such that they may be registered for resale. In this regard, we note your disclosure that the selling stockholders may receive cash from Spark HoldCo, instead of your Class A common stock, at Spark HoldCo's election, pursuant to the Spark HoldCo LLC Agreement that is described on page 13. In your explanation, please tell us how the exchange provisions of the Spark HoldCo LLC Agreement operate and who has control over when and how the units may be exchanged or redeemed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jennifer López, Staff Attorney, at 202-551-3792 or me at (202) 551-3720 with any other questions.

                                          Sincerely,

                                          /s/ Mara L. Ransom

                                          Mara L. Ransom
                                          Assistant Director
                                          Office of Consumer Products

cc: Sarah K. Morgan, Esq.
          Vinson & Elkins L.L.P.